DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

[redacted]

DENTONIA RESOURCES LTD.

(An Exploration Stage Company)

Unaudited Financial Statements
1st Quarter ended November 30, 2007

Interim Management's Discussion and Analysis
January 25, 2008

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

January 25, 2008

To the Shareholders of Dentonia Resources Ltd.:

The attached un-audited financial statements for the third quarter ended November 30, 2007 have been prepared by management without review by the auditors of Dentonia Resources Ltd.

Yours truly,

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

DENTONIA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2007

(Prepared by management without audit)

DENTONIA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
(Un-audited - see Notice to Reader)

	30-Nov 2007	31-Aug 2007 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$486,650	$380,954
Short-term investments	-	180,000
Receivables	10,623	1,253
Prepaid expenses	20,773	20,773
	518,045	582,980
Reclamation deposits	23,500	23,500
Mineral properties (Note 3)	2,018,664	1,845,484
Property & Equipment (Note 5)	7,552	8,256
	$2,567,760	$2,460,220
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$207,463	$468,776
Shareholders' equity (deficiency)		
Share capital (Note 7)	13,267,477	12,860,804
Contributed surplus (Note 8)	458,182	420,363
Deficit	(11,365,362)	(11,289,723)
	2,360,297	1,991,444
	$2,567,760	$2,460,220

APPROVED BY THE BOARD

"Adolf A. Petancic" Director

"H. Martyn Fowlds" Director

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by management without audit)

	First Quarter	
	November 30, 2007	November 30, 2006
REVENUES	$ -	$ -
EXPENSES		
Amortization	705	697
Consulting	1,535	6,320
Investor relations	7,500	23,590
Office and general	8,838	11,105
Professional fees	8,270	8,606
Transfer agent and filing fees	8,946	4,493
Wages and benefits	41,200	39,291
	76,993	94,102
OTHER INCOME (EXPENSES)		
Interest Income	1,355	23,693
Mineral property expenditures (impairment)	-	(244,636)
	1,355	(220,943)
Net (Loss) Income for the period	(75,639)	(315,045)
Deficit, beginning of period	(11,289,723)	(8,975,025)
Deficit, end of period	$ (11,365,362)	$ (9,290,070)
Basic and diluted loss per share	$ (0.00)	$ (0.01)

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared by management without audit)

	First Quarter 2007	First Quarter 2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss) Income for the period	$ (75,639)	$ (315,045)
Items not affecting cash:		
Amortization	705	697
Changes in non-cash working capital items:		
Increase in receivables	(9,309)	-
Increase (decrease) in accounts payable and accrued liabilities	(338,806)	(64,473)
Net cash provided (used) in operating activities	(423,049)	(378,821)
CASH FLOWS FROM INVESTING ACTIVITIES		
Fixed assets	-	(246)
Mineral property expenditures	(320,989)	(381,741)
Short term investments	180,000	400,000
Net cash used in investing activities	(140,989)	18,013
CASH FLOWS FROM FINANCING ACTIVITIES		
Common Share Subscription, Contributed Surplus & share issue costs	674,313	-
Change in cash during the period	110,275	(360,808)
Cash, beginning of period	376,375	784,197
Cash, end of period	$ 486,650	$ 423,389

1. NATURE OF OPERATIONS

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain mineral reserves which are economically recoverable.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying un-audited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended August 31, 2007. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended August 31, 2007.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

3. MINERAL PROPERTIES

	Lac de Gras	Pellat Lake	Atkinson	Thomlinson & Sedish	Lennac Lake	Brittain River	Total
Balance, August 31, 2006	$ 1	$22,583	$ 702,600	$ 130,926	$ -	$ -	$ 871,610
Acquisition costs			20,000	21,600	10,000	10,000	61,600
Drilling and bulk sampling	1,541,569	-	220,370	93,104	-	-	1,855,043
Geological	-	-	206,342	18,891	-	-	225,233
Reports	-	-	124,853	126,657	61,803	18,281	331,594
Field	-	-	-	8,858	-	-	8,858
Assay	-	-	19,546	29,069	-	-	48,615
Total additions during period	1,541,569	-	591,111	298,179	71,803	28,281	2,530,943
Mineral property impairment	(1,541,569)	-	-	-	-	-	(1,541,569)
Balance, August 31, 2007	$ 1	$22,583	$1,293,711	$ 429,105	$ 71,803	$28,281	$1,845,484
Drilling and bulk sampling	-	-	-	-	-	-	-
Geological	-	-	-	-	-	-	-
Reports	-	-	-	-	-	-	-
Field	-	-	-	1,200	167,240	4,741	173,181
Assay	-	-	-	-	-	-	-
Total additions during period	-	-	-	1,200	167,240	4,741	173,181
Mineral property impairment	-	-	-	-	-	-	-
Balance, November 30, 2007	$ 1	$22,583	$1,293,711	$ 430,305.	$239,043	$33,022	$2,018,665

3. MINERAL PROPERTIES (continued)

(a) Lac de Gras, Northwest Territories

The Company, through its 42.5% equity interest in DHK holds 10.77% interests in three mineral leases, which are recorded in the name of Peregrine Diamonds Ltd. (See Note 4).

(b) Tintina Gold Belt, HY Property Yukon Territories

The Company had entered into an option agreement to obtain a 100% interest in 56 two-post mineral claims (the "HY property") recorded in the name of Phelps Dodge Corporation of Canada ("PDCC"), located within the Tintina Gold Belt, southeastern Yukon, Watson Lake Mining District. Pursuant to the agreement, the Company had incurred an accumulated cost of $167,566 under its work commitment. A portion of the Company's work commitment was to be completed by March 18, 2006. The Company was to make further payments to PDCC totaling $90,000 and incurred cumulative exploration expenditures on the property totaling $750,000 in stages over six years. The Company terminated its option on this property during 2006 and recorded an impairment charge of $167,566 in 2006.

(c) Tintina Gold Belt, ELF Property Yukon Territories

The Company also staked for its own account, 30, two-post mineral claims (the "ELF property") located 175 km northeast of Watson Lake, within the Tintina Gold Belt. The Company abandoned the ELF property during 2006 and acquisition and exploration expenditures in the aggregate of $14,053 were recognized in impairment in mineral properties in the statement of operations.

(d) Pellatt Lake, Northwest Territories

The Company has staked seven mineral claims for its own account and indirectly holds an interest in another three mineral leases and three mineral claims at Pellatt Lake, Northwest Territories through its one-third joint venture interest in DHK.

(e) Atkinson Gold Prospect

The Company has entered into an option agreement to obtain a 100% interest in 4 claim groups referred to as the Atkinson Gold Prospect, in the Porcupine Mining District, Ontario. Pursuant to the agreement, the Company has issued 150,000 shares and paid $64,885 in staking costs, engineering fees and other expenditures and has completed a $350,000 work commitment. The Company is also required to make cash payments totaling $990,000 in stages over the next 10 years as follows:

Payment Due	Amount	Payment Due	Amount
1st Anniversary date	$ 10,000 (paid)	6th Anniversary date	$ 110,000
2nd Anniversary date	10,000 (paid)	7th Anniversary date	110,000
3rd Anniversary date	20,000 (paid)	8th Anniversary date	110,000
4th Anniversary date	110,000	9th Anniversary date	200,000
5th Anniversary date	110,000	10th Anniversary date	200,000

(f) Thomlinson Creek Property

The Company has staked six mineral claims for its own account and the Company has entered into an Option Agreement to acquire a 100% interest in certain mineral claims located in the Omineca mining division of British Columbia. Pursuant to the agreement, the Company paid $7,228 of a $30,000 work commitment to be completed by February 25, 2006, must pay to the Optionors a total of $1,015,000 over the next 10 years $15,000 of which has been paid. In addition there is a 2% net smelter royalty. The Company staked an additional two mineral claims for its own account September 7, 2006. These claims are part of the option agreement. If the Company terminates the option agreement, these claims will be conveyed to the optionors.

(g) Lennac Lake Property

The Company has optioned molybdenum copper prospects by making initial payments of $10,000 and with payments of $1-million over 10-year periods. In addition there is a 2% royalty with buyout.

(h) Brittain River Property

The Company has optioned a molybdenum copper prospect by making initial payments of $10,000 and with payments of $1-million over 10-year periods. In addition there is a 2% royalty with buyout right.

4. INVESTMENT IN JOINT VENTURE

The Company has a one-third joint venture interest in DHK, a Northwest Territories corporation that has various interests in potentially diamond bearing mineral claims in the Lac de Gras area of the Northwest Territories. The Company's proportionate interest in the joint venture is as follows:

	November 30, 2007	August 31, 2007
Balance Sheet	$	$
Cash and cash equivalents	4,580	4,580
Advance	150,000	-
Mineral property	1	1
Accounts payable and accrued liabilities	72,127	72,127
Statement of Operations		
Expenses		
Impairment in mineral properties	1,541,569	1,541,569
Professional fees	4,616	4,616
Office & Miscellaneous	63,315	63,315
Loss	1,759,500	1,609,500

During the period ended August 31, 2007, the Company recognized an impairment provision related to this property as management determined that its recoverability was not determinable. In the period ended November 30, 2007 an advance of $150,000 was given to DHK.

5. EQUIPMENT

			2007
	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$ 26,914	$ 23,415	$ 3,498
Computers	25,470	21,771	3,699
Software	948	594	354
Total Capital Assets	$ 53,332	$ 45,780	$ 7,551

6. RELATED PARTY TRANSACTIONS

(a) For the period ended November 30, 2007 the Company incurred $41,200 (November 30, 2006 – $39,291) in salaries and fees to officers of the Company.

(b) For the period ended November 30, 2007 the Company incurred $1,500 (November 30, 2006 - $6,320) in consulting fees to directors of the Company.

All of the above transactions have been in the normal course of operations, and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

7. CAPITAL STOCK - Authorized: Unlimited Common shares without par value

	Shares	Amount
Balance, August 31, 2007	64,592,411	$ 12,860,804
Issued for cash		
Private Placement (net of issue costs)	7,500,000	689,100
Balance, November 30, 2007	72,092,411	$ 13,549,904

a) Private placements:

On October 10, 2007, the Company completed a non-brokered private placement of 7,500,000 flow-through units at $0.10 per unit for gross proceeds of $750,000. Each unit consists of one flow-through common share and one non-transferrable share purchase warrant exercisable over two years at a price of $0.15 during the first year and $0.20 during the second year, expiring on October 10, 2009. In connection with the private placement, the Company issued as a finder's fee $45,000 cash and 600,000 agent unit options, with characteristics similar to those issued in the private placement, exercisable over two years at a price of $0.10 per unit expiring on October 10, 2009. The Company also incurred other share issuance costs of $15,935.

b) Options:

The Company has a stock option plan to grant options, of up to 10% of the issued and outstanding share capital of the Company from time to time, to directors, senior officers, employees, dependent contractors and consultants of the Company at the discretion of the Board. Options granted under the plan will be for a term not to exceed 5 years and will be exercisable at a price not less than the Discounted Market Price.

Stock option transactions are summarized as follows:

Exercise Price	Expiry Date	Outstanding August 31, 2007	Granted	Exercised	Expired/ Cancelled	Outstanding November 30, 2007
$ 0.12	October 1, 2006	60,000	-	-	60,000	-
$ 0.10	March 26, 2007	1,050,000	-	-	1,050,000	-
$ 0.13	February 29, 2008	77,500	-	-	-	77,500
$ 0.17	May 16, 2012		2,750,000	-	-	2,750,000
		1,187,500	2,750,000	-	1,110,000	2,827,500

c) Stock based compensation

During the period ended November 30, 2007, the Company did not issue any stock options to directors and officers. Agent's options in the amount of 600,000 (see note 7a) were issued related to the private placement and $37,819 (November 30, 2006 - $Nil) was recorded as stock based compensation and credited to contributed surplus.

Risk-free interest rate	4.36%
Expected life of options	2 years
Expected volatility	122.5%
Expected dividend yield	0.0%

d) Warrants

As at November 30, 2007, the Company has warrants outstanding as follows:

	Number of Warrants	Weighted average exercise price
Outstanding, beginning of year	5,025,000	0.29
Exercised	-	-
Expired	-	-
Granted	8,100,000	0.15
Outstanding, end of period	13,125,000	0.20

8. CONTRIBUTED SURPLUS

Contributed surplus increased in connection with the recognition of compensation cost relating to stock options. Contributed surplus is decreased when those stock options are exercised:

	November 30, 2007	August 31, 2007
Contributed surplus, beginning of year	$ 420,363	$ 118,772
Stock option expense for year	37,819	301,591
Stock options exercised during the year	-	-
Agent options exercised during the year	-	-
Contributed surplus, end of year	$ 458,182	$ 420,363

9. COMMITMENTS

(a) The Company has a monthly lease commitment of $1,600. The lease is in effect until December 31, 2008.

(b) The Company has paid $110,000 for the 4th Anniversary date of the Atkinson Gold project as described in the mineral properties (note 3e) to fulfill the option agreement requirements. The Company is required to make cash payments in the amount of $880,000 in stages as agreed over the next 10 years.

(c) The Company has abandoned the Brittain River property (see Mineral Properties note 3h) due to the inability to obtain a work permit.

DENTONIA RESOURCES LTD

FORM 51-102F1 – MANAGEMENT'S DISCUSSION AND ANALYSIS
For the First Quarter Ended November 30, 2007
(Unaudited Financial Statements)

Prepared as at January 25, 2008

DESCRIPTION OF BUSINESS AND REPORT DATE

Dentonia Resources Ltd. ("Dentonia" or the "Company") was incorporated in the Province of British Columbia on May 31, 1979 under the name Rubicon Resources Ltd., changed its name to Dentonia Resources Ltd. on October 19, 1979.

Currently, the Company, either directly or indirectly through its 42.5% equity interest in DHK Diamonds Inc. ("DHK"), has interests in or has under option two diamond, one gold, and three copper-molybdenum properties, these properties are in the early or advanced stages of exploration.

The Company is a reporting issuer in British Columbia and Alberta, became a publicly traded company on the Vancouver Stock Exchange in 1982 and continues to trade on the TSX Venture Exchange (the "Exchange"), under the symbol "DTA", and is registered as a foreign exempt corporation under section 12g3-2(b), file #82-627, with the Securities & Exchange Commission.

The Company prepared its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles and its Management's Discussion and Analysis (MD&A) should be read in conjunction with its unaudited financial statements for the quarters ended November 30, 2007 and 2006 and the audited financial statements for the fiscal years ended August 31, 2007 and 2006.

OVERALL PERFORMANCE

As of November 30, 2007 the Company had a total working capital of $310,582 (2006 - $222,533), compared with a working capital deficiency of $(87,822) as of August 31, 2007, the fiscal year end.

For the first three months ended November 30, 2007, the Company recorded a net loss of $75,639 or $0.00 per share, compared to net loss of $436,095 or $0.01 per share for the same period in the prior fiscal year.

PROPERTY SUMMARIES

DIAMONDS

(1) WO Diamond Project, Lac de Gras, NWT

Dentonia Resources Ltd. (Dentonia), a 42.5% equity stakeholder in DHK Diamonds Inc., which in turn has a 10.77% contributing interest in the WO Diamond Project, including the DO-27 Kimberlite, has been advised by Peregrine as follows.

"Peregrine Diamonds Ltd. has recovered modelled diamond values of 2,075 carats worth of diamonds from the nine-hectare DO-27 kimberlite pipe, WO diamond project, Northwest Territories. The average modelled value ranged from $43 (U.S.) to $70 (U.S.) per carat, with a base case average of $51 (U.S.) per carat. The valuation was completed in Antwerp, Belgium, under the supervision of **WWW** International

Diamond Consultants Ltd., an internationally recognized diamond valuation and consultancy company. These valuation results, along with updated grade and geological information, will be used by Peregrine and **Amec** Americans Ltd. to complete a preliminary technical assessment (P.T.A) report, which is expected to be completed in the 2nd quarter of 2008. This report will investigate the current economic potential of the DO-27.

Diamond valuation results

The cumulative 2,075-carat diamond parcel was acquired by large diameter, reverse-circulation bulk-sample drilling campaigns completed by Peregrine and its joint venture partners in 2005, 2006, and 2007. All of the diamonds valued are from the Main lobe and Northeast lobe pyroclastic kimberlite units. An additional 188 carats that were recovered from other minor, volumetrically insignificant, Northeast-lobe litholgies in 2006 and 2007 were not included in the valuation model as these lithologies may not be included in the final resource model. Detailed information on the three bulk sampling campaigns can be found in Peregrine press releases dated June 14, 2005, Sept. 5, 2006, and Sept. 18, 2007.

DO-27 DIAMOND VALUATION RESULTS

Bulk Sampling Program	Weight of valuation sample (carats) (1)	Largest diamonds (carats)	Base case diamond price model (U.S. dollar/carat) (2)	High diamond price model (U.S. Dollar/carat) (2)	Low diamond price model (U.S. Dollar/carat) (2)
2007	1,566	9.45, 7.03,6.03, 5.17,4.84, 4.35,4.19	$52	$72	$39
2006/2005	509(3)	7.11, 3.91, 2.34	$46	$62	$41
Combined	2,075 (4)		$51	$70	$43

1) Sample weights represent the total carat weight of diamonds present for valuation following the combination of individual subsamples and after acid cleaning.
2) As determined by WWW International Diamond Consultants.
3) Values from the WWW October, 2006, price book, as reported by Peregrine in Stockwatch on November 6, 2006
4) The combined sample was repriced and modeled based on the WWW Oct. 31, 2007 price book.

The modeled priced estimates for DO-27 represent an average diamond price in the rough diamond market in November 2007, that might reasonably be expected, based on standard production-scale recoveries of commercial-sized diamonds greater than one millimeter in size.

The most valuable diamonds in the 2007 parcel were a 4.35-carat fancy yellow octahedron and a 4.19-carat white stepped octahedron, both valued at $1,900 (U.S.) per carat.

In addition to determining a modeled average price, WWW showed a 1,123-carat parcel from the Main lobe PK lithology from the 2007 bulk sample to four other internationally recognized, Antwerp-based-rough diamond valuators in order to obtain additional market based, unmodelled valuations. This parcel was selected for spot-price valuation as it was the single largest representative parcel of Main lobe PK diamonds. Average October 2007, spot price for the 1,123 carat parcel are $46 (U.S.), $48 (U.S.), $52

(U.S.) and $56 (U.S.) per carat, respectively, were determined by the four groups whereas the average spot price determined by WWW was $46 (U.S.) per carat.

WWW believes it is highly unlikely that the modeled average price will be lower than the minimum values and that the high values should not be considered maximum values. The modeled average price is extremely sensitive to the value of large diamonds so there is a high degree of uncertainty in the modeled value of the carat parcel submitted for modeling contained only 22 stones greater than two carats and five stones greater than five carats. Diamond-price models principally attempt to correct for an absence of large diamonds which are typically under-represented at this scale of bulk sampling. **WWW** commented that the bulk samples are still considered small for fully modelling the average dollar value per carat. Usually, the average diamond price from a bulk sample is lower than the average diamond price for the resource in a mining scenario. WWW has indicated that, for typical kimberlite diamond mines, 7,000 carats would usually give an unmodelled average price within 10 per cent of the true value of a production scenario and a 3,000-carat parcel, an unmodelled true value within 15 per cent.

Current Work

Information from the 2005, 2006 and 2007 bulk sampling, core drilling and diamond-valuation programs is being used by AMEC to construct geological and resource models for DO-27. The results of that work will allow the completion of the PTA by AMEC. The PTA will investigate possible mining and processing scenarios for DO-27 based on geological and resource models. As reported in Peregrine's news release in Stockwatch on July 24,2007, the PTA will include a study of alternative front-end processing techniques to take advantage of the soft, low-work index, characteristics of DO-27 kimberlite. The final completion of the PTA, and associated resource models, is expected in the second quarter of 2008. As part of the resource-model portion of the PTA, average grade and average per carat diamond values for DO-27 may be adjusted to optimize recovery cut-off sizes to better reflect mining and processing scenarios.

Though Peregrine and WWW recognize that a larger diamond parcel from DO-27 would result in higher confidence levels in the average diamond value, Peregrine believes that all the data currently in the hand are sufficient to allow a reasonable assessment of the economic potential of DO-27 in the PTA. Therefore, no additional bulk sampling campaigns are currently planned at DO-27 for the winter 2008 field season."

DHK Diamonds Inc. is up-to-date with its cash contributions to the WO Diamond Project.

(2) Pellatt Lake Claim Block – NWT, Canada

During 2007 Peregrine drilled 3 geophysical targets but did not intersect any kimberlites.

Dentonia owns 100% of the seven claims and through DHK has a 42.5% net interest in the 3 additional mineral leases and 3 additional mineral claims. Peregrine can earn up to a 75% interest in these leases and claims under certain conditions. At this stage both Dentonia and DHK are being carried.

GOLD

Atkinson Gold Prospect - Lipton Claim Block

Dentonia holds four properties (3,680 hectares) in the Detour – Atkinson area of northern Ontario. During 2006 Dentonia completed a total of 3,024 meters of diamond drilling on the Lipton claims, located approximately 150 kilometers north of Cochrane, at the northern margin of the Abitibi Greenstone Belt and 15km southeast of the Detour Lake Mine, owned and operated by the Detour Gold Corp. ("DGC")

To date drilling by Dentonia and by previous companies has identified at least two zones of gold mineralization within hydrothermally altered volcanic rocks on the Lipton claims. The highest Au grades have been intersected at the contact between the chemical sediments and the felsic tuffs.

This zone (Contact Zone) appears to be structurally controlled, dipping to the north and west at approximately 20° (sub parallel to the geology). The Contact Zone ranges from 1.0 to approximately 10.0 m in thickness and has been intersected in 21 drill holes with grades ranging from 0.25 g/t Au (over a core length of 1.0m) to 14.4 g/t Au (over a core length of 7.7m).

Approximately 60 metres above the Contact Zone, a second zone of Au mineralization has been intersected in the mafic volcanic rocks (designated M1). The M1 zone has been intersected in eleven holes and appears to parallel the Contact Zone. The M1 zone ranges in thickness from 1.0 metre to approximately 9.0 metres and Au grades range from 0.197 g/t to 61.2 g/t (over a core length of 1.0m) with many of the intersections being less than 2.0 g/t Au.

Based on the results of the work completed to date on the Lipton claims, a program of diamond drilling (approximately 3,050 metres in 16 holes) has been recommended. This program is expected to cost in the order of $915,000.00 and should be completed in two stages, and is subject to obtaining financing.

The Lipton claims, as noted above, are located within a reasonable distance of the Detour Gold project, which, according to The Northern Miner of January 7-13, 2008, contains 89.9 million tonnes, grading 1.67 grams of gold per tonne.

Dentonia has finally received the high resolution airborne magnetic VLF-EM survey, which is currently being interpreted by Paul R. Nicholls, P. Eng.

Dentonia intends to revise the Option Agreement dated January 20, 2004 between R. H. McMillan ("McMillan") and Dentonia, subject to the approval of the TSX Venture Exchange, by changing the fourth payment of $110,000 due on January 20, 2008, to the issuance of 1,100,000 shares of Dentonia to McMillan on or before March 22, 2008. The particulars of this Option Agreement as amended would read:

"Dentonia can earn a 100% interest in the properties by spending $350,000 on the project (completed) and by paying McMillan $880,000 over a ten year period in a series of escalating payments. Dentonia issued 100,000 shares to McMillan on closing of the Option Agreement and shall have to issue 1,100,000 shares to McMillan in lieu of the fourth option payment of $110,000, on or before March 22, 2008. McMillan retains a 2% NSR royalty in the properties of which 1.5% may be purchased for $2,000,000."


James Bay
Paleozoic Rocks
Detour Lake Mine
Selbaie Mine
Matagami
Atkinson Project
Cochrane
Timmins
Superior Province
Grenville Province
Rouyn
ONTARIO
Volcanic and Sedimentary Rocks
Sault Ste. Marie
Sudbury
North Bay
QUEBEC
Ottawa
Lake Huron
Dentonia Resources Ltd.
Atkinson Project
Location Map
0
250
kilometres
Toronto
Paleozoic Rocks

Figure 1



Tieline 800W
K
L
M
N
O
P
L-06-5
Mafic Volcanic Rocks
E
F
G
H
I
J
L-06-20
Mafic
Volcanic
Rocks
Fault (interpreted)
B
C
D
L-06-18
L-06-16
L-06-19
L-06-17
L-06-14
L-06-8
L-06-6
L-06-7
L-06-9
L-06-15
L-06-13
A
Felsic
Tuffs
Chemical
Sedimentary
Rocks
L-06-10
L-06-12
500W
10
800N
L-06-11
Felsic-to-
Intermediate Tuffs
Felsic Tuffs to
Massive Rhyolite
N
W
E
S
Legend
2006 Diamond Drill Hole
1996 Diamond Drill Hole
1983 - 86 Diamond Drill Hole
Areal Extent of Indicated
Resource Blocks (Contact Zone)
Areal Extent of Inferred
Resource Block (Contact Zone)
Areal Extent of Inferred
Resource Block (M1 Zone)
Proposed Diamond Drill Holes
Strike and Dip of Geological Units
10
Geological Contact
(Geology Projected to Surface)
0
100m
Scale 1:2,500

Dentonia Resources Ltd.

Atkinson Project - Lipton Claims

Compilation Map
Proposed Drilling and Resource Blocks
Hole 96-03 Area

Stouffville Geological Services Ltd. January 2008

Figure 2


Area of 2007 Survey
Area of 2005 Survey
Area of 2005 Survey
Area of 2005 Survey
possible fault
possible fault
Lipton Gold Zones
N
W
E
S
Ground Magnetic Results
(gammas)
55277.9 to 57000.0
57000.0 to 57100.0
57100.0 to 57200.0
57200.0 to 57225.0
57225.0 to 57250.0
57250.0 to 57275.0
57275.0 to 57300.0
57300.0 to 57325.0
57325.0 to 57350.0
57350.0 to 57375.0
57375.0 to 57400.0
57400.0 to 57500.0
57500.0 to 57600.0
57600.0 to 57700.0
57700.0 to 57800.0
57800.0 to 57900.0
57900.0 to 58000.0
58000.0 to 58500.0
58500.0 to 59000.0
59000.0 to 61000.0
61000.0 to 73933.9
MaxMin II Results
Weak Conductor
Whole Rock Geochemistry
Zone of Potassium Enrichment
(Felsic Volcanic Rocks)
Lipton Claims
COCHRANE
Kidd Creek
IROQUOIS FALLS
Matheson
TIMMINS
KIRKLAND LAKE
Larder Lake
ROUYN-NORANDA
Matachewan
Holloway
Normetal
Casa Berardi
Detour Lake
Selbaie
Location Map
Dentonia Resources Ltd.
Atkinson Project - Lipton Claims
Ground Geophysical Compilation
Figure 11
Stouffville Geological Services Ltd. January 2008

COPPER MOLYBDENUM

DENTONIA'S MOLYBDENUM PROSPECT

Sedish Creek Prospect

This is a significant new molybdenum-copper prospect in the Mount Thomlinson Molybdenum District near Hazelton, B.C. The prospect consists of 25 claim units totaling 458 hectares and is located 7 km south of the Mount Thomlinson molybdenum deposit.

The Sedish Creek claims cover a highly anomalous silt geochemical anomaly of 15 ppm Mo obtained by the BC Energy Mines and Petroleum resources reconnaissance (RGS) survey. The sample is higher than the 99 percentile threshold of other streams draining the Thomlinson intrusive complex. The sample also reported copper in the +95 percentile range.

The Thomlinson Creek Molybdenum Prospect

The Thomlinson Creek molybdenum prospect is located near Hazelton, central British Columbia. It lies within relative proximity of several producing and past producing mines and molybdenum deposits, such as Blue Pearl's currently producing Endako Mine and its Davidson deposit at Smithers.

The assay results from its 2 diamond drill hole successfully completed in October and November, 2006, each intersected 300+ meters of mineralization, the 330 samples obtained, assayed between 0.02% to 0.03% Mo, which at today's price are sub-economic, with traces of gold, copper, and rhenium. The best result was a 2 meter interval, which assayed 0.15% Mo. This prospect requires follow up work in the form of prospecting but is currently on hold position.

Subject to financing, the Sedish Creek and Thomlinson Creek prospects may not be explored in 2008.

The Lennac Lake Porphyry Cu-Mo Prospect

The Lennac Lake project is located in the Babine Porphyry copper district, where two past producing mines, Bell and Granisle, with respective mineral resources of 400Mt+, grading 0.44% Cu, and 125Mt+ grading 0.44% Cu, were located.

Previous historical work on the Lennac Lake property has defined 3 areas of Cu+/-Mo mineralization referred to as the West, East and Southeast zones within an area of roughly 3 square kilometres (Figure 1). The West and to a lesser extent the East zone were drill tested by Amax Exploration in 1973 and 1974. The Southeast zone, which was discovered in the early 1990's had not been drill tested prior to the current drill program. Between August 15 and October 15, 639 metres of AQ diamond drilling in 9 short drill holes (none of which exceeded 100m in vertical depth), using a small portable drill, were completed in the Southeast Zone,. Results of the first 5 drill holes were disclosed in a previous news release dated November 16, 2007 and indicated anomalous concentrations of Ag, Cu, Mo, and to a lesser extent Au occur in clay altered volcanic rocks and feldspar porphyry dykes over a distance of 800 metres. Dentonia has now received assay results for holes LL07-6 to LL07-9 which indicate similar concentrations of Cu, Mo, Ag and Au as were detected in the first 5 holes. Best intersections from this drilling are listed in table 1 below.

Table 1. Significant drill intersections for holes LL07-6 to 9.

Hole	From	To	Length	Assays
LL07-6	15	17	2	0.176% Cu, 18 gm/t Ag, 4901 ppb Au
LL07-7	22	24	2	0.212% Cu
LL07-8	9	25	16	0.025% Mo, 0.122% Cu
Including	9	11	2	0.052% Mo, 0.224% Cu

Note: gm/t = grams per tonne; ppb = parts per billion

All analyses were done by Acme Analytical Laboratories, Vancouver, B.C., Canada, an ISO 9002 accredited laboratory, using the hot Agua Regia digestion and ICP-ES and ICP-MS analytical techniques.

Dentonia, encouraged by the extensive alteration and fine-grained sulphide mineralization intersected in the 9 short AQ drill holes, contracted Driftwood Diamond Drilling of Smithers B.C. to do additional drilling on the property. A skid mounted diamond drill capable of drilling to depths of 600 metres was mobilized onto the property in late November. After some delay in obtaining a water truck to support the drilling, 4 NQ diamond drill holes totaling 1,230 metres were completed off a single drill pad (Table 2, Figure 2). This drilling was designed to test an area of quartz-molybdenite veining intersected in drill holes LL07-3 and LL07-4 (Figure 1). Drilling was suspended on December 18, 2007 for the Christmas break and resumed on January 4, 2008. From January 4 to 18 five more drill holes were completed, 4 in the southeast zone and one in the east zone for a total of 2,650 metres of drilling. This phase of drilling is now complete. Although the original plan was to drill 5,000 metres, high costs related to having to use a water truck to supply water to the drill reduced the amount of drilling that could be done as part of this phase of drilling. All core from this program has now been split and sampled in a warehouse in Smithers B.C. and is currently being prepared for analysis by Acme Labs. Dentonia expects to receive assay results for the remaining drill holes in the next 2 to 3 weeks. Once this information is received and processed a decision will be made on further work on the property.

Table 2. List of drill holes completed at Lennac Lake, Aug. 2007-Jan. 2008.

Drill hole	Easting	Northing	Elev.	Length	Casing	Azimuth	Inclination	Phase
LL07-1	673313	6069026	990	105.16	5.30	230	-50	1
LL07-2	673267	6068809	995	57.61	1.68	14	-45	1
LL07-3	673329	6068763	995	97.23	1.93	21	-45	1
LL07-4	673330	6068732	995	76.50	3.05	360	-45	1
LL07-5	673393	6068429	1005	106.53	2.13	150	-45	1
LL07-6	673429	6068362	1005	60.96	2.13	150	-45	1
LL07-7a	673347	6068492	1005	11.58	11.58	138	-90	1
LL07-7	673355	6068593	1005	30.18	12.80	360	-90	1
LL07-8	673319	6068912	990	35.97	7.01	360	-90	1
LL07-9	673267	6068809	995	57.30	1.83	180	-45	1
				639.02				
LL07-10	673329	6068763	995	324.00	6.09	0	-90	2
LL07-11	673329	6068763	995	298.09	6.00	45	-55	2
LL07-12	673329	6068763	995	267.61	6.00	135	-55	2
LL07-13	673329	6068763	995	340.77	6.00	225	-45	2
LL08-14	673393	6068429	1005	304.19	6.00	225	-55	2
LL08-15	673393	6068429	1005	293.52	4.57	45	-55	2
LL08-16	673341	6069004	990	295.04	4.57	225	-55	2
LL08-17	673341	6069004	990	259.37	6.00	45	-55	2
LL08-18	672415	6069327	1010	267.61	3.04	0	-90	2
				2650.20				

Note: coordinates NAD83, UTM zone 9; all measurements in metres

Preliminary Results

Detailed logging of drill core from holes 10 through 18 has been completed by D. MacIntyre who reports that drill holes 10 through 17 have intersected a northwest trending zone of fine-grained feldspar porphyry dykes that contain quartz-molybdenite veins. This steeply dipping zone is over 800 metres long and 100 metres wide and is open to the north and south. The fine-grained porphyry intrusions are cut by younger, coarse-grained quartz-biotite-feldspar porphyry dykes that do not carry molybdenite bearing veins. Both these intrusions and surrounding volcanic rocks have a strong advanced argillic alteration overprint that post dates molybdenum mineralization. A shallow dipping fault was intersected in holes 10, 11, 12, 13, 14 and 16 and appears to truncate the fine-grained feldspar porphyry dykes at around 280 metres below surface in hole 10. Below the fault are hornfelsed volcanic rocks with strong propylitic alteration. These rocks are interpreted to be proximal to an intrusive body which has not yet been intersected in the drilling completed to date.

Drill hole 18 was collared on the old Amax access road near percussion drill hole LL73-39. This vertical hole which only went to 90 metres depth intersected molybdenum mineralization through its entire length, with one 10 foot sampling assaying 0.053% Mo. Hole 18 was drilled parallel to this hole and went to a depth of 267.61. Some molybdenite veining was observed in the upper 150 metres of this hole.


670000 m
670500 m
671000 m
671500 m
672000 m
672500 m
673000 m
673500 m
674000 m
674500 m
6071000 m
6070500 m
6070000 m
6069500 m
6069000 m
6068500 m
6068000 m
6067500 m
6067000 m
West Zone
551081
East Zone
SE Zone
504371
551062
Lennac Lake
552275
Jacot
0
500 m
mineral zone boundary
showings
geological contact
old exploration road
Amax drill hole sites (1973-74)
Dentonia drill hole sites

Figure 1. Lennac Lake claim map showing location of mineral zones and previous drilling.



673000 m
673200 m
673400 m
673600 m
673800 m
6068000 m
6068800 m
6068600 m
6068400 m
6068200 m
Dentonia Resources Ltd.
Lennac Lake Project
Southeast Zone
Drill Hole Plan
January 26, 2008
LL08-17
LL07-1
altered lapilli tuff & breccia
LL07-8
LL08-16
LL07-2
LL07-3
LL07-11
LL07-10
LL07-9
LL07-4
LL07-12
feldspar porphyry dykes
LL07-7
altered lapilli tuff & breccia
LL07-13
LL08-15
LL07-7a
LL07-5
LL07-6
LL08-14
0
200 m
Drill hole collar - Phase 2
Drill hole collar - Phase 1
Phase 1 drill hole trace
Phase 2 drill hole trace
outcrop - andesite, tuff
outcrop - rhyolite breccia
old exploration road
old cat trail

Figure 2. Drill hole plan, Southeast zone, Lennac Lake property.


E733128

Plate 1. Banded quartz-molybdenite vein in fine-grained feldspar porphyry at 148.1 metres depth, drill hole LL07-10 (vertical drill hole).

Brittain River Porphyry Mo-Cu Prospect*

Due to difficulties in obtaining a comfort letter from the Sechelt First Nation, no work permit was obtained and the claims have lapsed and re-staked by the third parties.

SELECTED ANNUAL INFORMATION

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Dentonia for each of the three most recently completed financial years. The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and the related notes thereto.

	August 31, 2007	August 31, 2006	August 31, 2005
Total Revenue	Nil	Nil	Nil
General and administrative expenses	794,012	428,250	351,934
Write off of exploration costs on outside properties and properties abandoned	1,541,569	1,294,068	Nil
Income (Loss) from continuing operations: - In total - Basic and diluted loss per Share	 (2,314,698) (0.01)	 (1,258,046) (0.02)	 (217,036) (0.01)
Total Assets	2,460,220	3,811,175	1,271,043

Overview

For the year ended August 31, 2007, the Company had property expenditures of $620,608 on the Atkinson property and $127,839 on the Thomlinson property. The Company also incurred $895,752 as its share of the exploration cost for the Lac de Gras diamond property held through its 42.5% interest in DHK Diamonds Inc., and during the year the Company recognized an impairment provision of $1,541,569, as this amount may not be recovered. For greater detail please see the Companies Financial Statements dated August 31, 2006 and 2007 filed on SEDAR, and the Interim Financial Statements attached.

Results of Operation for the years ended August 31, 2007 and 2006

This review of the Results of Operation should be read in conjunction with the Audited Financial Statements for the year ended August 31, 2007 and 2006 and Unaudited Financial Statements ended November 30, 2007, attached.

2007 Financial Results

Overview

The Company experienced a net loss of $2,314,698; this increased loss was due to a mineral property write-off of $1,541,569, or $0.04 per share for Fiscal 2006, compared to a net loss of $1,258,046 or $0.02 per share for Fiscal 2006.

General and administrative expenses totaled $794,512 for the year ended August 31, 2007 compared to $428,250 for the year ended August 31, 2006. Details of the general and administration expenses are as follows:

Professional fees of $54,875 (2006 - $38,770) were attributed to corporate matters including audit and legal fees.

Transfer agent and filing fees of $35,915 (2006 - $45,248), the increase was attributed to the financings that the Company completed during the year.

Consulting fees of $26,703 (2006 - $41,905), the increase was attributed to consulting on the Atkinson gold and Thomlinson molybdenum prospects.

Investor relations of $69,902 (2006 – $17,500) consisted of dissemination of news releases, mailing brochures, maintaining a website at www.dentonia.net, meeting with shareholders, brokers and investors and dissemination of information through commercial news disseminators.

Wages and benefits of $191,322 (2006 - $185,843) for management of the Company affairs increased due to an increase in activities, such as private placements and property expenditures.

All other expenses are in the normal course of operations.

RESULTS OF 1st QUARTER OPERATIONS

Three Months Ended November 30, 2007

The Company experienced a net loss of $75,639 for the quarter; this decreased loss was due to a lack of impairment in mineral property (WO Diamond Project) since there has been limited activity for the quarter. The first 3 months of Fiscal 2007 experienced a net loss of $315,045 or $0.01 per share, whereas the first 3 months of Fiscal 2008 was $0.00.

Operating expenses totaled $75,639 for the period ended November 30, 2007 compared to $94,102 for the same period ended November 30, 2006. Details of the five largest operating expenses are as follows:

- Wages and benefits of $41,200, (2006 - $39,291)
- Transfer agent and filing fees of $8,946, (2006 - $4,493)
- Office and general of $8,838, (2006 - $11,105)
- Professional fees of $8,270 (includes legal, audit and accounting), (2006 - $8,606)
- Shareholder and public relations of $7,500, (2006 - $23,590) were incurred and consisted of dissemination of news releases, mailing brochures, maintaining a website at www.dentonia.net, meeting with shareholders, brokers and investors and dissemination of information through Stockwatch and Stockgroup.

The Company expects to spend the same amount in the next quarter. All other expenses are in the normal course of doing business.

FINANCINGS

1) A non-brokered private placement of 4,250,000 units, of which 3,750,000 are flow-through units at $0.10 a unit, and 500,000 are non-flow-through units at $0.10 a unit, was completed on May 24, 2007, providing the Company with $375,000 flow-through funds and $50,000 non-flow-through funds.

Each of the flow-through and non-flow-through unit consists of one common share of the Company and 1/2 non-transferable share purchase warrant (a "Warrant"). One whole Warrant entitling the holder to purchase one Warrant Share for a period of two years until May 24, 2009, at an exercise price of $0.15 per Warrant Share until May 24, 2008, and at a price of $0.20 per Warrant Share until May 24, 2009.

The proceeds from the flow-through component of the private placement ($375,000) was used to explore the molybdenum prospects in British Columbia, and the Atkinson Gold Prospect, closed to Detour Gold Mine, Ontario. The proceeds from the non-flow-through component of the private placement ($50,000) will be used for general corporate purposes and the exploration of the WO Diamond Project at Lac de Gras, NWT.

2) A non-brokered private placement of 7,500,000 flow-through units at a price of $0.10 per unit was completed on October 10, 2007, providing the Company with $750,000.

Each unit consists of 1 common share and 1 non-flow-through share purchase warrant. Each share purchase warrant exercisable over 2 years at $0.15 per warrant to expire on October 10, 2009.

The proceeds were used for the winter drill program with NQ drill rig at the Lennac Lake Porphyry Cu-Mo Prospect, Babine Lake Area, British Columbia.

EIGHT MOST RECENTLY COMPLETED QUARTERS WITH LAST QUARTER ENDED NOVEMBER 30, 2007

	2007				2006			
	30-Nov	Aug. 31	31-May	28-Feb	30-Nov	31-Aug	31-May	28-Feb
Revenue	-	-	-	-	-	-	-	-
General & Administrative expenses	75,639	272,191	289,219	138,500	94,102	134,226	108,781	101,917
Write off/impairment of mineral properties	-	564,805	364,188	367,940	244,636	1,126,502	-	167,566
Loss	(75,639)	(776,055)	(713,806)	(508,792)	(315,045)	(821,951)	(84,960)	(269,483)
Loss per share	-	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	-	-
Total Assets	2,567,760	2,460,220	2,745,108	2,850,739	3,467,987	3,811,175	4,612,760	4,666,057
Total Long-term liabilities	-	-	-	-	-	-	-	-

Fully diluted loss per share is not been presented.

LIQUIDITY

All of the Company's properties are at the advanced or early exploration stages. The Company does not expect to generate any revenues in the near future and will have to continue to rely upon the sale of equity securities to raise capital. Fluctuations in the Company's share price may affect its ability to obtain future financing and the rate of dilution to existing shareholders.

CAPITAL RESOURCES

The Company sees the exercise of stock options and warrants as a source of capital, but as of the date of this Report, none of the stock options and warrants outstanding are in-the-money.

INTERNAL CONTROL RISKS

The President or the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with Canadian GAAP. The design

of the Company's internal control over financial reporting was assessed as of the date of this Management Discussion and Analysis.

Based on this assessment, a weakness common to small companies was identified. Dentonia does not have a sufficient number of personnel to allow for proper segregation of duties. To compensate for this, all major commitments and all payments require two signatures, including CEO, and a member of the board of directors.

Furthermore, the officers and directors will continue to monitor very closely all financial activities of the Company to mitigate this weakness, and candid discussion of any risks with the audit committee.

RISKS AND UNCERTAINTIES

The risks and uncertainties affecting the Company remain substantially unchanged from those disclosed in the Annual MD&A. It is the management's opinion that the Company has sufficient funds on hand to carry out the Company's planned exploration programs and to meet the Company's ongoing administrative expenses for a period of at least twelve months.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A using the terms "may", "expects to", "projects", "estimates", "plans", and other terms denoting future possibilities, are forward-looking statements in respect to various issues including upcoming events based upon current expectations which involve risks and uncertainties that could cause actual outcomes and results to differ materially. The future conduct of the Company's business and the feasibility of its mineral exploration properties are dependent upon a number of factors and there can be no assurance that the Company will be able to conduct its operations as contemplate and the accuracy of these statements cannot be guaranteed as they are subject to a variety of risks that are beyond our ability to predict or control and which may cause actual results to differ materially from the projections or estimates contained herein. The risks include, but are not limited to, the risks described in the this MD&A; those risks set out in the company's disclosure documents and its annual, quarterly and current reports; the fact that exploration activities seldom result in the discovery of a commercially viable mineral resource and are also significant amounts of capital to undertake and the other risks associated with start-up mineral exploration operations with insufficient liquidity, and no historical profitability. The Company disclaims any obligation to revise any forward looking statements as a result of information received after the fact or regarding future events.

OFF BALANCE SHEET ARRANGEMENTS – DHK DIAMONDS INC. ("DHK")

The Company's interests in the WO claim block, mineral leases SAS1, 2, 3 and three (3) Pellatt Lake claims, and 3 Pellatt Lake Leases are indirectly held through DHK, a private company incorporated under the laws of NWT, in which the Company has a 42.5% equity position.

As of the date of this MD&A, the following advances were made, by way of subscription for common shares, at prices ranging from $100, $37.31 and $22.11 per share, by the respective shareholders of DHK, adjusted as of November 30, 2007.

Shareholders' Advances and Subscription

Dentonia Resources Ltd.	$3,008,400.05
Horseshoe Gold Mining Inc.	1,487,114.00
Kettle River Resources Ltd.	3,008,400.05
	$7,503,914.10

Share Position and Percentage of each shareholder as of November 30, 2007:

	Total Shares Issued to each Shareholder As of November 30, 2007	Percentage
Dentonia	44,064	42.50%
Horseshoe	15,553	15.00%
Kettle River	44,064	42.50%
TOTAL:	103,681	100%

TRANSACTIONS WITH RELATED PARTIES

(a) For the period ended November 30, 2007 the Company incurred $41,200 (November 30, 2006– $39,291) in salaries and fees to officers of the Company.

(b) For the period ended November 30, 2007 the Company incurred $7,500 (November 30, 2006 - $6,320) in consulting fees to a director of the Company and a company controlled by an officer of the Company.

All of the above transactions have been in the normal course of operations, and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

PROPOSED TRANSACTIONS

The board of directors is not aware of any proposed transactions involving an asset or business or business acquisition or disposition which may have an effect on financial conditions, results of operations and cash flows, except the amendment of the Atkinson Property Option/Vesting Agreement as detailed under the heading Atkinson Gold Prospect.

DISCLOSURE OF OUTSTANDING SHARES, WARRANTS AND OPTIONS AS OF THE DATE OF THE REPORT

As of January 25, 2008 total issued and outstanding shares of the Company are: **72,092,411**

	COMMON SHARES		SHARE CAPITAL
Balance as at August 31, 2005	32,974,044	$	8,696,220
Issued for cash:			
Private placement, net of share issue costs	21,343,501		3,478,025
Exercise of warrants	5,172,366		616,257
Exercise of stock options	852,500		88,575
Transferred from contributed surplus:			
Exercise of warrants	-		3,400
Exercise of stock options (agent)	-		1,692
Stock based compensation	-		-
Renunciation of cumulative eligible exploration costs	-		(445,740)
Balance as at August 31, 2006	60,342,411	$	12,438,429
Issued for cash in a private placement, net of share issue costs	4,250,000		422,375
Stock based compensation	-		-
Balance as at August 31, 2007	64,592,411	$	12,860,804
Issued for cash			
Private placement @ $0.10	7,500,000		750,000
Balance as at November 30, 2007	**72,092,411**	**$**	**13,610,804**

As of the Date of the Report, the following Directors' and Employees' Options are outstanding:

Name	No. of shares	Exercise price	Expiration date
Adolf A. Petancic	600,000	0.17	May 16, 2012
Adolf A. Petancic	38,750	0.13	February 29, 2008
Blaine Bailey	300,000	0.17	May 16, 2012
Brian Weir	300,000	0.17	May 16, 2012
Dorothy Chin	300,000	0.17	May 16, 2012
Dorothy Chin	38,750	0.13	February 29, 2008
H. Martyn Fowlds	300,000	0.17	May 16, 2012
Harold Gershuny	300,000	0.17	May 16, 2012
John Chalcraft	300,000	0.17	May 16, 2012
TOTAL	2,477,500		

Agent unit options in the amount of 600,000 are outstanding in correlation to the private placement dated October 10, 2007. The exercise price is $0.10 per share if exercised on or before October 10, 2009 as seen below.

Name	No. of shares	Exercise price	Expiration date
Scotia McLeod ITF Ltd. Market Dealer	600,000	0.10	October 10, 2009

As of the date of this Report, the following warrants are outstanding:

Number of Warrants	Price	Expiry
600,000	$0.35 per share if exercised on or before Feb. 10, 2008	February 10, 2008
2,300,000	$0.25 per share if exercised on or before July 21, 2007 $0.35 per share if exercised after July 21, 2007 and on or before July 21, 2008	July 21, 2008
2,125,000	$0.15 per share if exercised on or before May 24, 2008 $0.20 per share if exercised after May 24, 2008 and on or before May 24, 2009	May 24, 2009
7,500,000	$0.15 per share if exercised on or before Dec. 10, 2008 $0.20 per share if exercised on or before Dec. 10, 2009	December 10, 2008 December 10, 2009
600,000	$0.15 per share	October 10, 2009
TOTAL: 13,125,000		

INVESTOR RELATIONS

The Company during the three-month period under review retained ProActive Communications to disseminate press releases and other material to the media, interested shareholders, investors, and brokers. Pro Active Communications is retained at $2,500/month and is controlled by a director of the Company.

APPROVAL

The Board of Director of Dentonia Resources Ltd. has approved the disclosures contained in this Interim MD&A. A copy of this MD&A and unaudited financial statements ended November 30, 2007 will be provided to anyone who requests this information.

ADDITIONAL INFORMATION

For press releases and other up-dated information, please contact the Company either by phone (604) 682-1141, fax (604) 682-1144, e-mail at dentonia@telus.net, or refer to the Company's website www.dentonia.net or refer to SEDAR website www.sedar.com.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ***Adolf A. Petancic, President and Chief Executive Officer of Dentonia Resources Ltd.***, certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Dentonia Resources Ltd.**, (the issuer) for the interim period ending ***November 30, 2007***;

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: January 25, 2008

"Adolf A. Petancic"
Adolf A. Petancic
President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ***Marcy Kiesman, Chief Financial Officer of Dentonia Resources Ltd.***, certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Dentonia Resources Ltd.**, (the issuer) for the interim period ending ***November 30, 2007***;

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: January 25, 2008

"Marcy Kiesman"
Marcy Kiesman
Chief Financial Officer

END